



PRESS RELEASE

Tiomin Reports on Development Progress at Kwale Mineral Sands Project, Kenya

Toronto, Canada. October 24, 2006 Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) reports today on the development progress of the Kwale titanium mineral sands project in Kenya. The Company will host a conference call on Wednesday, October 25th, at 8:45 a.m. E.T.

Tiomin is working closely with the Government of Kenya ("GoK") at all levels to ensure that the project continues to advance with the highest international standards of environmental and cultural protection while providing the local communities with substantial economic and social benefits.

Mine Site Activity

Under the terms of the Fiscal Agreement between Tiomin and the GoK, the GoK is committed to giving Tiomin and its contractors full access immediately to the entire Kwale mining property by relocating 378 farmers whose properties are affected.

As of today, 213 farmers, representing 56%, have signed compensation agreements and a further 158 farmers, or 42%, have indicated that they intend to sign. The farmers are compensated by a generous Resettlement Action Plan ("RAP") whose compensation rates were negotiated by the GoK, the farmers and Tiomin and fully comply with World Bank guidelines and the Equator Principles.

The GoK is currently in discussions with seven farmers, who control eight plots, that have not signed the compensation agreement. Two of the eight plots impact the initial construction plans. As a result of this process, earthworks that were initially scheduled to start in November will be postponed until December. Tiomin is currently on schedule but requires the GoK to give the Company unrestricted access to the entire site by early December to avoid costly delays that impact the viability of the project. In the event of significant delays or cost increases caused by the lack of access from the GoK, Tiomin will evaluate its options, which include delaying or terminating the project. Elsewhere, Tiomin is actively clearing plots that have been ratified by the Kenyan authorities in readiness for infrastructure and civil works.

Resettlement Program

Tiomin continues to cooperate with the GoK in advancing the preparation of the host resettlement site for the families affected by the development of the Kwale project. The land survey of the site is 70% complete with a total of 568 five and a half acre plots so far demarcated.

Tiomin has awarded the infrastructure contract for the relocation site, valued at US$450,000, to local contractors for the construction of two schools, eight churches, two mosques, a health centre, dispensary, and social hall, along with a 5 km pipeline for community water supply. The entire resettlement process, including completion of the host resettlement site, is expected to be completed in March 2007.

Mine Site Access Road

The Company is currently awaiting a decision by the Kenya Road Board to give the GoK the right to acquire road access to a 2.8 km section of the main access route to the mine site. The environmental impact assessment ("EIA") for the entire route was recently approved by the National Environment

Management Authority ("NEMA"). An alternative route, also approved by NEMA, is available if access is delayed for the preferred route. Clearing and building of the access road to the mine site is scheduled for the end of November. A temporary alternative route is available for initial construction purposes.

Ausenco EPCM Contract & Long Lead Items

Ausenco International Pty Ltd of Australia ("Ausenco") is on schedule with the detailed design and engineering for the project and expects to mobilize its project construction team by the end of November. Ausenco is a very experienced and successful project development company and Tiomin is comfortable with Ausenco's progress.

After a cost evaluation exercise which is expected to save nearly US$2 million, Tiomin has eliminated the construction of a camp from its budget and opted to use existing accommodation close to the project site for the Ausenco team.

Orders for long lead items such as the bucket wheel excavator (BWE), and generators and heavy fuel oil engines for the power station are scheduled for November and December. The contract with Alstom SA, a South African-based company, for the construction of the power station is being finalized. Tenders for the BWE are to be received by early November.

Port Facilities

The construction contract for Tiomin's shipping terminal at the port of Mombasa was awarded to LAMCO, a leading Nairobi-based civil engineering construction company. Construction of the port facility is projected to take 90 weeks and will cost nearly US$15 million. The contractor has started the surveying of the site and is preparing for construction.

Water Supply

As previously reported, the construction of the Koromojo dam spillway was completed in September. The principal water supply required for the operation will be sourced from a second dam located near the process plants, referred to as the Mukurumudzi. The Company is currently finalizing the EIA report for the proposed dam. In addition, the Company has been given authorization from the Water Resources Management Authority to pump up to 12,000 cubic meters per day from the Msambweni aquifer. To date, Tiomin has already completed two boreholes into the aquifer. The desalination plant has been discarded as a potential raw water source for the project. It is expected that the optimized bulk water supply plan could potentially save up to US$3 million in capital costs and also result on operating benefits.

Certain of Tiomin's activities, including awarding of certain contracts and the arrangements for road access and water supply, are subject to the approval of the lenders for the senior debt facility for the project.

New Appointments

Tiomin Kenya has appointed Mr. Peter Ndaa as Finance Manager (effective September) and Mr. Nick Lionnet as Senior Project Engineer (effective November). During the construction period, Mr. Les Cunningham will be the Commercial Manager for the project.

Capital expenditures for the Kwale project are estimated at US$178 million, including working capital and contingencies. To date, approximately US$39.5 million has been committed and US$3.5 million has been spent. Construction is expected to be completed by mid-2008, after which production would commence at an initial annualized rate of 330,000 tonnes of ilmenite, 75,000 tonnes of rutile and 40,000

tonnes of zircon. Tiomin has successfully negotiated sales agreements with major titanium and zircon consumers on three continents for the entire projected production of Kwale. At current prices for these products, Kwale is expected to generate approximately US$70 million in annual sales for the first five years of production.

Conference Call

Tiomin senior management will host a conference call on Wednesday, October 25th, at 8:45 AM E.T. to discuss the development progress at its Kwale project. Please dial 416-695-6130 or 1-888-789-0089 to access this call.

For those unable to participate in the conference call at the scheduled time, a replay of the conference call will be available beginning on October 25 8:45 AM E.T. until Wednesday, November 8th at 11:59 PM E.T. The replay access number is 416-695-5275 or 1-888-509-0081 Passcode 634197 followed by the number sign.

For further information, please contact Tiomin at (416) 350-3776 Robert Jackson, President, ext. 230, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.